

Mail Stop 3720

May 27, 2009

Mr. Jing Xing
Chief Executive Officer and
Co-Chairman of the Board
Asia Premium Television Group, Inc.
Room 602
2 North Tuanjiehu Street, Chaoyang District
Beijing, 100026, People's Republic of China

> **Re:    Asia Premium Television Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed: April 17, 2009**
> **File No.  33-33263**

Dear Mr. Xing:


We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.


Sincerely,

/s/

Robert S. Littlepage
Accountant Branch Chief